Exhibit 2.01

Not for release, publication or distribution in whole or in part in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.
Shareholders are advised to read the full text of this announcement.

RECOMMENDED CASH OFFER

by

GLU MOBILE INC.

for

SUPERSCAPE GROUP PLC

OFFER UNCONDITIONAL IN ALL RESPECTS

Highlights:

-	valid acceptances received in respect of approximately 81 per cent. of Superscape Shares
-	offer declared unconditional in all respects
-	offer open for acceptances until 21 March 2008
-	cancellation of Superscape Shares’ listing and admission to trading expected to take effect on 8 April 2008 following immediate application to the UKLA
-	settlement of consideration on or before 20 March 2008 for existing valid acceptances

Detail:

On 25 January 2008, Glu Mobile Inc. (Glu), made a recommended cash offer for the entire issued share capital of Superscape Group plc (Superscape).

The directors of Glu are pleased to announce that, as at 3.00 p.m. (London time) on 6 March 2008, valid acceptances of the Offer had been received in respect of a total of 142,257,111 Superscape Shares, representing approximately 77.69 per cent. of the existing issued share capital of Superscape. On 23 January 2008, the directors of Glu announced that they had received irrevocable undertakings and a letter of intent to accept the Offer in respect of 62,186,230 Superscape Shares, representing approximately 33.96 per cent. of the existing issued share capital of Superscape. Valid acceptances have been received in respect of all of these Superscape Shares and these are reflected in the total above. In addition, Glu holds 5,965,212 Superscape Shares, representing 3.25 per cent. of the existing issued share capital of Superscape, that were acquired through share purchases made on Glu’s behalf by Panmure Gordon since posting of the Offer Document, and that have been certified as meeting the requirements of Rule 10 of the Code and can therefore be counted as valid acceptances under the Offer.

Therefore, as at 3:00 p.m. (London time) on 6 March 2008, Glu owned or had received valid acceptances in respect of a total of 148,222,323 Superscape Shares, representing approximately 80.95 per cent. of the existing issued share capital of Superscape. The directors of Glu are pleased to announce that all of the conditions of the Offer have now been satisfied or waived. Accordingly, the Offer has been declared unconditional in all respects.

The Offer will remain open for acceptance until 15:00 (London time) on 21 March 2008.

Superscape Shareholders who have not yet accepted the Offer and who hold Superscape Shares in certificated form are urged to complete, sign and return the Form(s) of Acceptance by hand (during normal business hours) or by post as soon as possible, and no later than 3:00 p.m. on 21 March 2008, to Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. Additional Forms of Acceptance are available from Capita Registrars, by telephoning 0871 664 0321 from within the UK or +44 20 9639 3399 if calling from outside the UK. Calls to the 0871 664 0321 number cost 10 pence per minute (including VAT) plus your service provider’s network extras. Calls to the helpline from outside the UK will be charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. The helpline cannot provide advice on the merits of the Offer nor give any financial, legal or tax advice. If you hold your Superscape Shares in uncertificated form (that is, in CREST) you are urged to accept the Offer by TTE Instruction as soon as possible.

Settlement of the consideration due under the Offer will be effected on or before 20 March 2008 for Superscape Shareholders who have already validly accepted the Offer. Settlement for Superscape Shareholders who validly accept the Offer after the date of this announcement will be effected within 14 days of receipt of their valid acceptance.

Application will be made to the UK Listing Authority for the cancellation of listing of the Superscape Shares on the Official List and to the London Stock Exchange for cancellation of admission to trading of the Superscape Shares on its market for listed securities, in each case to take effect on 8 April 2008, which is 20 business days following the date of this announcement.

Glu intends, as soon as practicable once sufficient acceptances have been received, to apply the provisions of sections 979 to 991 (inclusive) of the Companies Act 2006 to acquire compulsorily all remaining Superscape Shares on the same terms as the Offer.

Glu also intends to apply for the re-registration of Superscape as a private limited company under the relevant provisions of the Companies Act 2006.

Terms used in this announcement shall have the meaning given to them in the Offer Document dated 25 January 2008, unless the context requires otherwise.

ENQUIRIES

Glu Mobile Inc.
Nicole Kennedy	+1 650 571 1550
Lazard (financial adviser to Glu Mobile Inc.)
Cyrus Kapadia Jeffrey Sechrest Terence Fung	+44 (0) 20 7187 2000 +1 212 632 6000 +1 415 623 5000
The Blueshirt Group (PR adviser to Glu Mobile Inc.)	+1 415 623 5000
Todd Friedman	+1 415 217 5869
Superscape Group plc	+1 949 940 2840
Kevin Roberts Dave Goodman
Close Brothers (financial adviser to Superscape Group plc)	+44 (0) 20 7655 3100
Simon Willis James Craven
Hudson Sandler (PR adviser to Superscape Group plc)	+44 (0) 20 7796 4133
Jessica Rouleau

FURTHER INFORMATION

For further information on Glu and Superscape, please see www.glu.com and www.superscape.com, respectively.

This announcement does not constitute, or form part of, an offer or solicitation of any offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Form of Acceptance, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Any acceptance or other response to the Offer should be made on the basis of the information in the Offer Document and the Form of Acceptance.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements.

The release, publication or distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Document and/or any other related document to any jurisdiction outside the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any jurisdiction other than the UK and the USA and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any jurisdiction other than the UK and the USA.

Further details in relation to overseas shareholders are contained in the Offer Document.

Lazard is acting exclusively as financial adviser to Glu and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Glu for providing the protections afforded to clients of Lazard, nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.

Close Brothers is acting exclusively as financial adviser to Superscape and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Superscape for providing the protections afforded to clients of Close Brothers, nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.